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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENTERCOM COMMUNICATIONS CORP.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)

293639100
(CUSIP NUMBER OF CLASS OF SECURITIES)

DAVID J. FIELD
PRESIDENT AND CHIEF EXECUTIVE OFFICER
ENTERCOM COMMUNICATIONS CORP.
401 CITY AVENUE, SUITE 809
BALA CYNWYD, PENNSYLVANIA 19004
(610) 660-5610

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
PATRICK H. SHANNON, ESQ.
LATHAM & WATKINS LLP
555 11TH STREET, NW, SUITE 1000
WASHINGTON, DC 20004
(202) 637-2200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$7,248,249	$775.56

*
Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase the Class A common stock of Entercom Communications Corp. with an exercise price of $40.00 or more will be exchanged for an aggregate of 266,774 shares of Entercom restricted Class A common stock having an aggregate value of $7,248,249 based on the average of the high and low prices of Entercom Class A common stock on the New York Stock Exchange on of May 30, 2006. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1

  ☒
  issuer tender offer subject to Rule 13e-3

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

Item 1. Summary Term Sheet

        The information set forth under Summary Term Sheet in the Offer to Exchange, dated June 5, 2006 and attached hereto as Exhibit (a)(1)(i) (the "Offer") is incorporated herein by reference.

Item 2. Subject Company Information

        (a) The name of the issuer is Entercom Communications Corp., a Pennsylvania corporation (the "Company"), and the address of its principal executive office is 401 City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004, and its telephone number is (610) 660-5610.

        (b) The information set forth in the Offer under Section 1 Number of Shares of Restricted Stock is incorporated herein by reference.

        (c) The information set forth in the Offer under Section 7 (Price Range of Common Stock) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

        (a) The filing person is the subject company in the Offer. The information set forth under Item 2(a) above and Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 4. Terms of the Transaction

        (a) The information set forth in the Offer under Summary Term Sheet, Section 1 (Number of Shares of Restricted Stock; Expiration Date), Section 3 (Procedures), Section 4 (Withdrawal Rights), Section 5 (Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock), Section 6 (Conditions of the Offer), Section 8 (Source and Amount of Consideration; Terms of Restricted Stock), Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer), Section 12 (Legal Matters; Regulatory Approvals), Section 13 (Material U.S. Federal Income Tax Consequences) and Section 14 (Extension of Offer; Termination; Amendment) is incorporated herein by reference.

        (b) The information set forth in the Offer under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements

        (e) The information set forth in the Offer under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

        (a) The information set forth in the Offer under Section 2 (Purpose of the Offer and Plans and Proposals) is incorporated herein by reference.

        (b) The information set forth in the Offer under Section 5 (Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock) and Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

        (c) The information set forth in the Offer under Section 2 (Purpose of the Offer and Plans and Proposals) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

        (a) The information set forth in the Offer under Section 8 (Source and Amount of Consideration; Terms of Restricted Stock) is incorporated herein by reference.

        (b) The information set forth in the Offer under Section 6 (Conditions of the Offer) is incorporated herein by reference.

        (d) Not applicable.

Item 8. Interest in Securities of the Subject Company

        (a) The information set forth in the Offer under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

        (b) The information set forth in the Offer under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used

        (a) None.

Item 10. Financial Statements

        (a) The information set forth in the Offer under Section 9 (Information About Entercom Communications Corp.) and under Section 16 (Additional Information) is incorporated herein by reference.

        (b) Not applicable.

Item 11. Additional Information

        (a) The information set forth in the Offer under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) and Section 12 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

        (b) None.

Item 12. Exhibits

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated June 5, 2006
(a)(1)(ii)	Form of Cover Letter to holders of Eligible Options regarding the Offer to Exchange and Summary of Procedures.
(a)(1)(iii)	Election to Exchange Form.
(a)(1)(iv)	Form of E-mail Confirming Receipt of Election
(a)(1)(v)	Notice of Election to Withdraw Options Form from Offer to Exchange.
(a)(1)(vi)	E-mail Communication to holders of Eligible Options
(a)(1)(vii)	Form of Rights Letter.
(a)(1)(viii)	Form of Personnel Summary.
(a)(1)(ix)	Entercom Communications Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on February 24, 2006 (File No. 001-14461) and incorporated by reference.
(a)(1)(x)	Entercom Communications Corp.'s proxy statement for its 2006 Annual Meeting of Stockholders, filed with the SEC on April 7, 2006 (File No. 001-14461) and incorporated by reference.
(a)(1)(xi)	Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 7, 2005 (File No. 001-14461) and incorporated by reference.

(a)(1)(xii)	Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 9, 2005 (File No. 001-14461) and incorporated by reference.
(a)(1)(xiii)	Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 9, 2005 (File No. 001-14461) and incorporated by reference.
(a)(1)(xiv)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)
Amended and Restated Articles of Incorporation of Entercom Communications Corp. (incorporated by reference to Exhibit 3.01, Entercom Communications Corp. Amendment to Registration Statement on Form S-1, filed with the SEC January 27, 1999).
(d)(2)
Amended and Restated Bylaws of Entercom Communications Corp. (incorporated by reference to Exhibit 3.02 of Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002).
(d)(3)	Form of Common Stock Certificate (incorporated by reference to Entercom Communications Corp.'s Registration Statement on Form S-3, filed with the SEC on February 11, 2002).
(d)(4)
Indenture dated as of March 5, 2002 by and among Entercom Radio, LLC and Entercom Capital, Inc., as co-issuers, the Guarantors named therein and HSBC Bank USA, as trustee (incorporated by reference to Exhibit 4.02 to Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002).
(d)(5)
First Supplemental Indenture dated as of March 5, 2002 by and among Entercom Radio, LLC and Entercom Capital, Inc., as co-issuers, the Guarantors named therein and HSBC Bank USA, as trustee. (incorporated by reference to Exhibit 4.03 to Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002).
(d)(6)
Entercom Equity Compensation Plan, as amended through March 24, 2006, and forms of agreements thereunder (incorporated by reference to Exhibit 10.01 to Entercom Communications Corp.'s Current Report on Form 8-K, filed with the SEC on May 18, 2006).
(d)(7)	Entercom Communications Corp.'s Registration Statement on Form S-8, SEC File Nos. 333-71481, filed with the Securities and Exchange Commission on January 29, 1999 and incorporated by reference herein.
(d)(8)	Entercom Communications Corp.'s Registration Statement on Form S-8, SEC File 333-85638, filed with the Securities and Exchange Commission on April 5, 2002 and incorporated by reference herein.
(d)(9)
Form of Letter Agreement Regarding Acceleration of Vesting of Certain Stock Options (incorporated by reference to Exhibit 10.01 of Entercom Communications Corp.'s Current Report on Form 8-K, filed with the SEC on December 19, 2005).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2006	ENTERCOM COMMUNICATIONS CORP.
	By:	/s/ DAVID J. FIELD
	Name:	David J. Field
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated June 5, 2006
(a)(1)(ii)	Form of Cover Letter to holders of Eligible Options regarding the Offer to Exchange and Summary of Procedures.
(a)(1)(iii)	Election to Exchange Form.
(a)(1)(iv)	Form of E-mail Confirming Receipt of Election
(a)(1)(v)	Notice of Election to Withdraw Options Form from Offer to Exchange.
(a)(1)(vi)	E-mail Communication to holders of Eligible Options
(a)(1)(vii)	Form of Rights Letter.
(a)(1)(viii)	Form of Personnel Summary.
(a)(1)(ix)	Entercom Communications Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on February 24, 2006 (File No. 001-14461) and incorporated by reference.
(a)(1)(x)	Entercom Communications Corp.'s proxy statement for its 2006 Annual Meeting of Stockholders, filed with the SEC on April 7, 2006 (File No. 001-14461) and incorporated by reference.
(a)(1)(xi)	Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 7, 2005 (File No. 001-14461) and incorporated by reference.
(a)(1)(xii)	Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 9, 2005 (File No. 001-14461) and incorporated by reference.
(a)(1)(xiii)	Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 9, 2005 (File No. 001-14461) and incorporated by reference.
(a)(1)(xiv)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)
Amended and Restated Articles of Incorporation of Entercom Communications Corp. (incorporated by reference to Exhibit 3.01, Entercom Communications Corp. Amendment to Registration Statement on Form S-1, filed with the SEC January 27, 1999).
(d)(2)
Amended and Restated Bylaws of Entercom Communications Corp. (incorporated by reference to Exhibit 3.02 of Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002).
(d)(3)	Form of Common Stock Certificate (incorporated by reference to Entercom Communications Corp.'s Registration Statement on Form S-3, filed with the SEC on February 11, 2002).
(d)(4)
Indenture dated as of March 5, 2002 by and among Entercom Radio, LLC and Entercom Capital, Inc., as co-issuers, the Guarantors named therein and HSBC Bank USA, as trustee (incorporated by reference to Exhibit 4.02 to Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002).

(d)(5)
First Supplemental Indenture dated as of March 5, 2002 by and among Entercom Radio, LLC and Entercom Capital, Inc., as co-issuers, the Guarantors named therein and HSBC Bank USA, as trustee. (incorporated by reference to Exhibit 4.03 to Entercom Communications Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002).
(d)(6)
Entercom Equity Compensation Plan, as amended through March 24, 2006, and forms of agreements thereunder (incorporated by reference to Exhibit 10.01 to Entercom Communications Corp.'s Current Report on Form 8-K, filed with the SEC on May 18, 2006).
(d)(7)	Entercom Communications Corp.'s Registration Statement on Form S-8, SEC File Nos. 333-71481, filed with the Securities and Exchange Commission on January 29, 1999 and incorporated by reference herein.
(d)(8)	Entercom Communications Corp.'s Registration Statement on Form S-8, SEC File 333-85638, filed with the Securities and Exchange Commission on April 5, 2002 and incorporated by reference herein.
(d)(9)
Form of Letter Agreement Regarding Acceleration of Vesting of Certain Stock Options (incorporated by reference to Exhibit 10.01 of Entercom Communications Corp.'s Current Report on Form 8-K, filed with the SEC on December 19, 2005).
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Person/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX